UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13 D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                        RICHTON INTERNATIONAL CORPORATION
                                (Name of Issuer)

                                    765516109
                                 (CUSIP Number)

                              Cornelius F. Griffin
                     c/o Richton International Corporation,
                           340 Main St Madison, N.J.
                              07960 (201) 966-0104
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications.)

                                  June 26, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition which is the subject of this Schedule 13 D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement ( A fee is not required only if the reporting person:(1)has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto rporting beneficial ownership of five percent or less of such class) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the popurpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                  SCHEDULE 13 D

CUSIP NO.  765516109                                                 PAGE 2 OF 6

1. Name of Reporting Person, S.S. or I.R.S. identification number.

Fred R. Sullivan 141 - 03 - 1194

2. Check the appropriate box if a member of a Group.

    (a) [ ]  (b) [ ]

3. SEC use only.

4. Source of Funds

   P.F.

5. Check box if disclosure of legal  proceedings is required pursuant to Items 2
(d) or 2 (e).  [ ]


6. Citizenship or place of organization.     U.S.A.

Number of Shares beneficially owned by each reporting Person With.

              7. Sole voting Power        1,531,197
              8. Shared voting Power              0

              9. Sole dispositive Power   1,531,197
             10. Shared dispositive Power.        0

11. Aggregate amount beneficially owned by each reporting person    1,531,197

12. Check box if the aggregate amount in row (11) excludes certain shares.  [ ]

13. Percent of class represented by amount in row (11)    45.0%

14. Type of reporting person.        IN

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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                                                                     Page 3 of 6

Item 1. Security and Issuer.

This amendment No. 9 to Schedule 13 D (the "Amendment") relates to the shares of Common Stock, par value $.10 per share of Richton International Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 340 Main Street, Madison, New Jersey 07940.

Item 2. Identity and Background.

The person filing this report is Fred R. Sullivan. Mr. Sullivan is Chairman of the Board and Chief Executive Officer of the Issuer. The information previously set forth under "Item 2 Identity and Background" in Amendment No. 1 and 2 to Mr. Sullivan's Schedule 13 D filed previously is not amended in any respect.

Item 3. Source and Amount of Funds or Other Consideration.

The acquisition of the additional shares by Mr. Sullivan through open market purchases using personal funds.

Item 4. Purpose of Transaction.

Subsequent to the filing of Amendment # 8 to Schedule 13 D, 34,500 shares of common stock were acquired by Mr. Sullivan through open market purchases. Mr. Sullivan has no current plans or proposals as a shareholder of the Issuer which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or


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                                                                   Page 4 of 6

transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, by- laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Not withstanding the foregoing, Mr. Sullivan reserves the right to purchase additional shares of Common Stock or dispose of shares of Common Stock in the future and to adopt at some future date the plans or proposals described in paragraphs (a) through (j) of this Item 4. Mr. Sullivan is the Chairman of the Board and Chief Executive Officer of the Issuer and in his capacity as officer and director of the Issuer, Mr. Sullivan will take such action as he believes are in the best interest of the Issuer and all of its shareholders.

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                                                                     Page 5 of 6

Item 5. Interest in Securities of the Issuer.

Mr. Sullivan is the beneficial owner of 1,531,197 shares (the "Shares") of Common Stock. Such sum includes; (a) currently exercisable options (the "Options) to acquire 115,000 shares of Common Stock, (b) warrants to acquire 336,250 shares of Common Stock and (c) 208,923 shares of Common Stock owned by the Franc M. Ricciardi Residuary Trust. The address of the Residuary Trust is c/o Fred R. Sullivan, 340 Main Street, Madison, New Jersey 07940.

Mr Sullivan is the sole trustee of the Residuary Trust and Mrs Rosemarie S. Ricciardi, the widow of Franc M. Riccardi, and her children, are the beneficiaries of the Residuary Trust. The Shares constitute 45.0% of the 3,400,697 shares of Common Stock outstanding as of June 30, 1996 including shares that are subject to issuance under the warrants and options granted to Mr. Sullivan. Not included in the Shares are 350,000 shares of Common Stock owned by the Fred A. Sullivan Lifetime Trust ( the "Lifetime Trust") nor 9,000 shares of Common Stock owned by Mr. Fred R. Sullivan's wife, as to each of which Mr. Fred R. Sullivan disclaims beneficial ownership. Fred A. Sullivan, the sole beneficiary of the Lifetime Trust, is the son of Fred R. Sullivan. The address for the Lifetime Trust is: c/o Joel S. Ehrenkranz, Esq., Ehrenkranz & Ehrenkranz LLP , 375 Park Avenue, New York, New York 10152. Mr. Ehrenkranz is the sole trustee of the Lifetime Trust.

(b) Mr. Sullivan has the sole power to vote and dispose of the Shares.

(c) On each of the following days, June 10, 1996 and June 26, 1996, Mr. Sullivan purchased 5,000 shares of Common Stock of the Issuer at 3 15/16 and 3 7/8, respectively. These transactions were executed on the American Stock Exchange. Except as set forth above, during the past 60 days Mr Sullivan did not engage in any other transaction with respect to shares of Common Stock of the Issuer.

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                                                                    Page  6 of 6

Item 6. Contracts, Arrangements,Understandings or Relationships with Respect to Securities of the Issuer.

            None

Item 7. Material to be filed as Exhibits

            None



                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July  3, 1996

               /s/ Fred R. Sullivan
               ------------------------------